UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-38228

Maxar Technologies Ltd.

(Exact Name of Registrant as specified in its charter)

1300 W. 120th Avenue

Westminster, Colorado 80234

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SUBMITTED HEREWITH

Exhibit No.

99.1	Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 23, 2018

99.2	Form of Proxy for Registered Shareholders

99.3	2017 Annual Report

99.4	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXAR TECHNOLOGIES LTD.

Date: March 29, 2018	By:	/s/ Michelle Kley
	Name:	Michelle Kley
	Title:	Senior Vice President, General Counsel and Corporate Secretary